EXHIBIT C

Contacts:
URS Corporation Sam Ramraj Vice President, Investor Relations (415) 774-2700	Sard Verbinnen & Co Jamie Tully/Delia Cannan (212) 687-8080

URS CORPORATION ADDS FOUR NEW INDEPENDENT DIRECTORS TO BOARD

JANA Partners Agrees to Support All Nominees at 2014 Annual Meeting

Board to Establish Value Creation Committee

SAN FRANCISCO, CA – March 17, 2014 – URS Corporation (NYSE: URS) today announced that it will add four new independent directors to its Board of Directors, effective March 27, 2014. These four directors will be on URS’ slate of directors nominated for election to the Board of Directors at the Company’s 2014 Annual Meeting, along with eight incumbents, pursuant to an agreement with JANA Partners LLC. The four new directors will be: Diane C. Creel, William H. Schumann, III, David N. Siegel and V. Paul Unruh. Biographical information on the new directors is provided below.

Current directors Donald R. Knauss and William P. Sullivan have advised the Company that they do not plan to stand for re-election at the 2014 Annual Meeting. Therefore, from March 27, 2014 until the Annual Meeting, the Board will increase to fourteen members from the current ten, but will be comprised of twelve directors following the 2014 Annual Meeting.

Under the agreement with JANA, URS will also form a Value Creation Committee of the Board that will evaluate all options for enhancing shareholder value, including by engaging an investment bank to conduct a strategic review of the Company’s business segments, operations and capital structure; and reviewing the Company’s management compensation structure to enhance alignment with shareholder value creation. The Committee will be comprised of four members, two of whom will be new directors.

Martin M. Koffel, Chairman and Chief Executive Officer of URS, stated: “Bill and Don are superb directors and have contributed much to our success, but each has decided for his own reasons not to stand for re-election. I and their fellow board members look forward to continuing to work with them until the Annual Meeting but will take this opportunity to express our gratitude for their service, sound counsel and friendship.”

Koffel continued: “With Bill’s and Don’s decisions to stand down and the expansion of our Board, we are adding four new, highly qualified independent directors to the Board on March 27 and we will nominate these directors for election at the 2014 Annual Meeting. All are accomplished business leaders with experience relevant to the URS enterprise, and we are confident that they will prove to be valuable additions as we continue working to build value for our stockholders.”

As previously disclosed, the URS Board has been engaged in succession planning for the Company’s Chief Executive Officer position and has appointed a CEO Succession Committee comprised of independent directors. Two of the new directors will promptly be appointed to this Committee. One of the new directors will also be appointed to the Compensation Committee.

Said Koffel, “Having led URS for more than 25 years, I had previously communicated to the Board that it was important to have my successor in place in 2014, and our goal is to do just that. The Board has asked me to remain as Chairman and Chief Executive Officer until a successor is named, which I expect to do unless circumstances change.”

Barry Rosenstein, Managing Partner of JANA Partners, said, “We have appreciated our constructive dialogue with Martin Koffel and his team. We share their view that the Company is significantly undervalued, particularly given its strong cash flows and the valuable work Martin and his team have done over many years to ensure that URS is well-positioned to meet the needs of its clients. I am confident that the addition of four highly-qualified directors and the formation of the Value Creation Committee will help unlock this value for all shareholders.” JANA Partners currently owns approximately 9.4 percent of the Company’s common shares outstanding.

URS’ incumbent directors expected to be nominated for re-election at the 2014 Annual Meeting are: Mickey P. Foret; Senator William H. Frist, M.D.; Lydia H. Kennard; Martin M. Koffel; Timothy R. McLevish; General (Ret.) Joseph W. Ralston, USAF; John D. Roach; and Douglas W. Stotlar.

The director nominations will be included in the Company’s 2014 proxy statement and submitted for stockholder approval at the Company's 2014 Annual Meeting, to be held on May 29, 2014. The Company expects to file its proxy materials for the 2014 Annual Meeting in the near future, and encourages stockholders to review the proxy materials when they become available.

The agreement between URS and JANA Partners will be filed on Form 8-K with the Securities and Exchange Commission. The agreement includes certain standstill restrictions that will be in effect until 30 days prior to the deadline by which a shareholder must give notice to the Company of its intention to nominate a director at or bring other business before the 2015 Annual Meeting. JANA Partners has committed to vote the shares that it controls in support of URS’ twelve director nominees at the Company’s 2014 Annual Meeting.

Wachtell, Lipton, Rosen & Katz and Cooley LLP are serving as legal advisors to URS.

Biographical Information on New Director Nominees

Diane Creel, 65

Ms. Diane Creel retired as Chairman, Chief Executive Officer and President of Ecovation, Inc., a subsidiary of Ecolab Inc. and a waste stream technology company using patented technologies, in September 2008. Ms. Creel had held such positions since 2003. Previously, Ms. Creel served as Chief Executive Officer and President of Earth Tech, an international consulting engineering firm, which is now part of AECOM, from 1992 to 2003. Ms. Creel has served on the ATI Board of Directors since 1996 and as Lead Independent Director since the position was established in September 2011. Ms. Creel is also a member of the Boards of Directors of The Timken Company (since 2012) and Enpro Industries, Inc. (since 2009). She also served on the Board of Directors of Goodrich Corporation from 1997 to 2012 and Foster Wheeler Ltd. until 2008.

William H. Schumann, III, 63

Mr. William H. Schumann, III, has served as the non-executive Chairman of the Board of Directors of Avnet, Inc., a distributor of electronic components, since November 2012 and has been on the board since 2010. He retired in August 2012 as Executive Vice President of FMC Technologies, Inc., a provider of technology solutions for the energy industry. He served as Chief Financial Officer of FMC Technologies from 2001 to 2011 and Chief Financial Officer of FMC Corporation (the predecessor to FMC Technologies) from 1999 to 2001. Mr. Schumann served on the board of UAP Holdings, an agricultural chemical distributor, from 2005 to 2008 and Great Lakes Advisors, a registered investment advisor, from 1992 to 2011. Mr. Schumann has been a director of AMCOL International Corporation, a producer of specialty materials and related products and services for industrial and consumer markets, since 2012 and McDermott International, Inc., an engineering and construction company, since 2012.

David N. Siegel, 52

David N. Siegel is President & CEO of Frontier Airlines and serves on its board of directors. He was a Director of Republic Airways, from October 2009 to December 2013, including serving as Lead Independent Director from May 2011 until January 2012 when he was appointed President & CEO of Frontier, at the time a wholly-owned subsidiary of Republic. Prior to joining Frontier, Mr. Siegel was Chairman & CEO of XOJET, a private aviation company controlled by TPG Capital. From June 2004 to May 2008, Mr. Siegel was Chairman and Chief Executive Officer, and from June 2008 to April 2009 Chairman, of gategroup Holding AG, the world's largest independent airline catering, hospitality and logistics company. Prior to that, Mr. Siegel served as President, Chief Executive Officer and member of the Board of US Airways Group, Inc., and US Airways, Inc., the airline operating unit. Prior to US Airways, Mr. Siegel was Chairman and Chief Executive Officer of Avis Rent A Car System, Inc., a subsidiary of Cendant Corp. Mr. Siegel also spent seven years at Continental Airlines in various senior management roles, including President of its Continental Express subsidiary. Mr. Siegel is currently a member of the board of directors of Gategroup Holding AG, having served since June 2004.

V. Paul Unruh, 65

Mr. V. Paul Unruh retired as vice chairman of Bechtel Group, Inc. in June 2003. During his 25-year tenure he held a number of management positions including treasurer, controller, and chief financial officer. He also served as president of Bechtel Enterprises, the finance, development, and ownership arm, from 1997 to 2001. Unruh is also a certified public accountant. Mr. Unruh is currently a member of the board of directors of Symantec Corporation, a provider of security, backup and availability solutions, Move, Inc., a provider of real estate media and technology solutions, and Heidrick & Struggles International, Inc., a provider of executive search and leadership consulting services. He also serves on the boards of two private companies.

URS Corporation (NYSE: URS) is a leading provider of engineering, construction, and technical services for public agencies and private sector companies around the world. The Company offers a full range of program management; planning, design and engineering; systems engineering and technical assistance; construction and construction management; operations and maintenance; information technology; and decommissioning and closure services. URS provides services for federal, oil and gas, infrastructure, power, and industrial projects and programs. Headquartered in San Francisco, URS Corporation has more than 50,000 employees in a network of offices in nearly 50 countries (www.urs.com).

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this press release that are not historical facts may constitute forward looking statements, including statements relating to the expected composition of the Company’s Board of Directors and implementation of the Cooperation Agreement.  The Company believes that its expectations are reasonable and are based on reasonable assumptions.  However, such forward-looking statements by their nature involve risks and uncertainties.  We caution that a variety of factors could result in outcomes that differ materially from those expressed or implied in the Company’s forward-looking statements.  These factors include, but are not limited to: the impact of announcing the Cooperation Agreement on relationships, including with employees, customers, competitors and investors; the implications of expanding the size of our Board and adding four new directors to our Board; the ability to realize the anticipated benefits of the Cooperation Agreement; the impact of two of our current directors not standing for re-election at the 2014 Annual Meeting; the result of the stockholder vote at the 2014 Annual Meeting; the implications of our Board establishing a new Value Creation Committee; the implications of adding new directors to the Value Creation Committee, Compensation Committee and CEO Succession Committee; the results and timing of the evaluation by the Value Creation Committee of all options for enhancing stockholder value; the results and timing of the review by the Value Creation Committee of the Company’s management compensation structure; the results and timing of the strategic review of our business, operations and capital structure; the results and timing of the succession planning by our CEO Succession Committee; the implications of appointing a successor to our chief executive officer and the identity of such successor; the implications of the standstill, voting and non-disparagement restrictions on JANA Partners LLC and the Company; the impact of changes in laws and regulations; and other factors discussed more fully in our most recently filed periodic report, as well as in other reports filed from time to time with the Securities and Exchange Commission.  These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made.  The Company assumes no obligation to revise or update any forward-looking statements.

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